EXHIBIT 4

SUBJECT TO FRE 408

CONFIDENTIAL

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered as of December 6, 2016, among CUMULUS MEDIA INC., a Delaware corporation (the “Company”); and CRESTVIEW RADIO INVESTORS, LLC (the “Stockholder”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company is entering into that certain Refinancing Support Agreement dated as of December 6, 2016 (the “Refinancing Support Agreement”) with certain holders (the “ Supporting Noteholders”) of its 7.75% senior notes due 2019, pursuant to which the Supporting Noteholders have agreed, subject to the terms and conditions of the Refinancing Support Agreement, to tender their Notes in an exchange transaction for certain consideration, including 24.016 shares of the Company’s Class A Common Stock per $1,000 of Notes tendered in the Exchange Offer (the “Equity Consideration”);

WHEREAS, the Company will seek the approval of its stockholders for (a) the issuance of the Class A Common Stock comprising the Equity Consideration and (b) the amendment and restatement of its certificate of incorporation to increase the number of authorized shares of Class A common stock and effect the issuance of two new classes of common stock, Class D common stock and Class E common stock, at a meeting of its stockholders ((a) and (b), collectively, the “Transactions”);

WHEREAS, as a condition to its willingness to enter into the Refinancing Support Agreement, the Supporting Noteholders have required that Stockholder execute and deliver this Agreement; and

WHEREAS, in order to induce the Supporting Noteholders to enter into the Refinancing Support Agreement, Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) beneficially owned by Stockholder.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Refinancing Support Agreement.

2.	Representations of Stockholder.

Stockholder represents and warrants to the Company that:

(a)                (i) Stockholder owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the Common Stock set forth on its signature page hereto, and (ii) except pursuant hereto and the agreements set forth on Schedule 1 hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of such Common Stock and there are no voting trusts or voting agreements with respect to the Common Stock.

(b)               Stockholder has power and authority to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

3.	Agreement to Vote Shares.

Stockholder hereby irrevocably covenants and agrees that at each annual, special or other meeting of the stockholders of the Company however called, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval of the Stockholders is sought, in each case, with respect to the Transactions, (i) when a meeting is held, it shall attend such meeting or otherwise cause such shares of Common Stock it holds to be counted as present thereat, and (ii) it will vote (or cause to be voted) all shares of Common Stock held by the Stockholder as of the date of such meeting that are eligible to vote on the matter or matters submitted to a vote of the Company’s stockholders at such meeting in accordance with the recommendation of the Board with respect to the Transactions.

4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares, in each case, in a manner that interferes with its obligations hereunder.

5.	Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Consummation Date, (ii) the date on which the Refinancing Support Agreement is terminated in accordance with its terms and (iii) the date on which the Refinancing Support Agreement, or any of the Definitive Documents, is amended or modified, or any term thereof waived, without the prior written consent of the Stockholder.

6.	No Agreement as Director or Officer.

Stockholder makes no agreement or understanding in this Agreement in respect of Stockholder’s representatives who serve as a director of the Company or any of its subsidiaries, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by such a director, including in exercising rights under the Refinancing Support Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict such a director from exercising fiduciary duties as a director to the Company or its stockholders.

7.	Specific Performance.

It is understood and agreed by the parties hereto that money damages may be an insufficient remedy for any breach of this Agreement by any party, that such breach may represent irreparable harm, and that each non-breaching party shall be entitled to seek specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of a court of competent jurisdiction requiring any party to comply promptly with any of its obligations hereunder. Notwithstanding anything to the contrary in this Agreement, in no event shall any party hereto or their representatives be liable to any other party hereunder for any punitive, incidental, consequential, special or indirect damages, including the loss of future revenue or income or opportunity, relating to the breach or alleged breach of this Agreement.

8.	Entire Agreement.

This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter of this Agreement, and supersedes all other prior negotiations, agreements, and understandings, whether written or oral, among the parties hereto with respect to the subject matter of this Agreement.

9.	Notices.

All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company:

Richard Denning, Esq.
Cumulus Media Inc.
3280 Peachtree Road, N.W. Suite 2300 Atlanta, Georgia 30305
Facsimile:	(404) 260-6877
Email:	richard.denning@cumulus.com

If to Stockholder, to the address or facsimile number that the Company has on record for the Stockholder.

10.	Miscellaneous.

(a)           This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to such state’s choice of law provisions which would require the application of the law of any other jurisdiction.

(b)           Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in a New York state or federal court sitting in the Borough of Manhattan, New York, New York (the “Chosen Court”), and solely in connection with claims arising under this Agreement: (i) irrevocably submits to the exclusive jurisdiction and the authority of the Chosen Court; (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Court; and (iii) waives any objection that the Chosen Court is an inconvenient forum, does not have jurisdiction over any party hereto, or lacks the constitutional authority to enter final orders in connection with such action or proceeding.

(c)           If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

(d)           This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(e)           All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(f)            The obligations of Stockholder set forth in this Agreement shall not be effective or binding upon Stockholder until after such time as the Refinancing Support Agreement is executed and delivered by the Company and the Supporting Noteholders, and the parties hereto agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein. If the Refinancing Support Agreement is not executed and delivered by the Company and the Supporting Noteholders within two (2) business days following the date hereof, then this Agreement will automatically be null and void ab initio.

(g) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the provisions of this Section 12(g) shall be null and void.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the date set forth in the first paragraph hereof.

CUMULUS MEDIA INC.

By:	/s/ John F. Abbot
Name:	John F. Abbot
Title:	EVP & CFO

CRESTVIEW RADIO INVESTORS, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel
Number of Shares of Common Stock Beneficially Owned as of the Date of this Agreement: 9,120,557

Schedule 1

1.	Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC.

2.	First Amendment to Stockholders’ Agreement, dated as of April 27, 2015, among Cumulus Media Inc. and Crestview Radio Investors, LLC.

3.	Registration Rights Agreement, effective as of September 16, 2011, by and among Cumulus Media Inc., Crestview Radio Investors, LLC, UBS Securities LLC and other investors signatory thereto.

4.	Warrant Agreement, dated as of September 16, 2011, between Cumulus Media Inc. and Computer Share Inc. and Computershare Trust Company, N.A., as Warrant Agent.

5.	Warrant, dated as of September 16, 2011, issued to Crestview Radio Investors, LLC.